

November 3, 2010

Stephen McCommon
Chief Financial Officer
CDEX Inc.
4555 South Palo Verde Road, Suite 125
Tucson, AZ 85714

> **Re: CDEX Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2010**
> **File No. 000-49845**

Dear Mr. McCommon:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Election of Directors, page 2

1.   Regarding your response to prior comment 1:

- Please revise to identify the members of the "group of individuals" from whom you received the financing offer; and

- It remains unclear when your newly appointed officers and directors intend to file the statements required by Exchange Act Section 16. It is similarly unclear what are the reasons for the reduced number of shares they hold, as reflected in the revised proxy statement you filed on September 20, 2010. Therefore, we reissue the last sentence of prior comment 1.

Executive Compensation, page 7

2.   Please update your document to provide current disclosure. For example, Item 402 of Regulation S-K requires that your compensation disclosure include information for your last-completed fiscal year—your fiscal year ended October 31, 2010. We also note the reference to your fiscal-year ended October 31, 2009 on page 10. In this regard, please provide us a copy of the annual report that you will be using to satisfy your obligation pursuant to Exchange Act Rule 14a-3(b) to include information regarding your most recent fiscal years.

Proposal No. 3, page 12

3.   Given your revisions in response to prior comment 3, it appears you are now proposing the increase in your authorized shares due, in part, to your obligations under the distribution agreement mentioned in your disclosure. Therefore, please revise to provide disclosure regarding this agreement as if your shareholders were being asked to approve that agreement. See Note A to Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen McCommon
CDEX Inc
November 3, 2010
Page 3

       Please contact Joseph McCann at (202) 551-6262 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc (via fax):   J. Anthony Rolfe, Esq. – Chachas Law Group P.C.